COMMUNIQUÉ DE PRESSE / PRESS RELEASE

POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

Longueuil, December 24, 2003

CAMBIOR INC announces today the resignation of Mr. Kazuo Shuto from the board of directors. Mr. Shuto is a director of Jipangu Inc., a Japanese investment company focused on the gold sector, and was elected director of Cambior at the May 9, 2003 Annual and General Meeting of Shareholders. The board of directors of Cambior would like to thank him for his contribution and wish him well in his future endeavours.

This resignation is a consequence of the reduction of Jipangu's participation in the common shares of Cambior. On December 8, 2003, Jipangu assigned 10,989,011 common shares of Cambior pursuant to the exercise of conversion rights previously granted to Sprott Asset Management of Toronto in connection with the redemption of a $10 million convertible debenture issued as of December, 10, 2001. As a result of such an assignment, and to the knowledge of Cambior, Jipangu now exercises control over 33,622,183 common shares of Cambior, representing approximately 14% of the total issued and outstanding.

Jipangu maintains one representative to the board of directors of Cambior.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.C" trades on the TSX.

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Longueuil, le 24 décembre 2003

CAMBIOR INC annonce aujourd'hui la démission de M. Kazuo Shuto de son conseil d'administration. M. Shuto est un administrateur de Jipangu Inc., une société japonaise d'investissement se concentrant sur le marché aurifère, et fut élu administrateur de Cambior à l'assemblée générale annuelle des actionnaires tenue le 9 mai 2003. Le conseil d'administration de Cambior aimerait le remercier de sa contribution et lui souhaite du succès dans ses activités futures.

Cette démission est conséquente à la diminution de la participation de Jipangu dans le capital-actions de Cambior. Le 8 décembre 2003, Jipangu a cédé 10,989,011 actions ordinaires de Cambior conformément à l'exercice des droits de conversion précédemment octroyé à Sprott Asset Management de Toronto dans le cadre de l'exercice d'une débenture convertible de $10 millions émise le 10 décembre 2001. En conséquence de cette cession, et à la connaissance de Cambior, Jipangu exerce présentement une emprise sur 33 622 183 actions ordinaires de Cambior ce qui représente approximativement 14 % du total émis et en circulation.

Jipangu maintient un représentant au conseil d'administration de Cambior.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Le bon de souscription « CBJ.WT.C » est inscrit à la cote de la Bourse de Toronto.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations / Directeur - Relations avec les investisseurs
Tél. : (450) 677-2699
Fax : (450) 677- 3382
E-mail : info@cambior.com
Internet : www.cambior.com
CP-2003-44